Exhibit No. 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 23, 2011, relating to the consolidated financial statements and financial statement schedule of Kimberly-Clark Corporation and subsidiaries (the “Corporation”) (which report expresses an unqualified opinion on those financial statements and financial statement schedule and includes an explanatory paragraph regarding the Corporation’s adoption of new accounting standards for variable interest entities effective January 1, 2010, and for business combinations and noncontrolling interests in consolidated financial statements effective January 1, 2009) and the effectiveness of the Corporation’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Corporation for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Dallas, Texas
April 26, 2011